Exhibit 13.1

TRANSCANADA PIPELINES LIMITED

RESTATED RECONCILIATION TO UNITED STATES GAAP

December 31, 2006

AUDITORS’ REPORT ON RESTATED RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of TransCanada PipeLines Limited

On February 22, 2007, we reported on the consolidated balance sheets of TransCanada PipeLines Limited as at December 31, 2006 and 2005 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006, which are included in the annual report on Form 40-F.

In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements and also in accordance with the standards of the Public Company Accounting Oversight Board (United States), we also have audited the related supplemental note entitled “Restated Reconciliation to United States GAAP” included in the Form 40-F/A Amendment No.1. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this note based on our audits.

In our opinion, such restated supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our previous report dated February 22, 2007 on the “Reconciliation to United States GAAP” has been withdrawn and the supplemental note has been restated as explained in note 5 to the “Restated Reconciliation to United States GAAP”.

Chartered Accountants
Calgary, Canada
February 22, 2007 (except as to note 5, which is as of March 15, 2007)

TRANSCANADA PIPELINES LIMITED

RESTATED RECONCILIATION TO UNITED STATES GAAP

The 2006 audited consolidated financial statements of TransCanada PipeLines Limited (TCPL or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects, differ from U.S. GAAP.  The effects of these differences on the Company’s consolidated financial statements for the year ended December 31, 2006 are provided in the following restated U.S. GAAP condensed consolidated financial statements which should be read in conjunction with TCPL’s 2006 audited consolidated financial statements prepared in accordance with Canadian GAAP.

Restated Condensed Statement of Consolidated Income and Comprehensive Income in Accordance with U.S. GAAP(1)

	2006
Year ended December 31 (millions of dollars)	Restated (5)	2005	2004

Revenues	5,997	5,333	5,014
Plant operating costs and other	1,922	1,730	1,618
Commodity purchases resold	1,369	904	777
Depreciation	897	924	857
	4,188	3,558	3,252
	1,809	1,775	1,762
Other (income)/expenses
Income from equity investments(1)	(478)	(458)	(402)
Other expenses(2)(3)	745	401	852
Dilution gain(3)	—	—	(40)
Income taxes	472	607	490
	739	550	900

Income from continuing operations - U.S. GAAP	1,070	1,225	862
Net income from discontinued operations - U.S. GAAP	28	—	52
Net Income in Accordance with U.S. GAAP	1,098	1,225	914
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	(1)	(18)	(31)
Changes in minimum pension liability, net of tax(4)	63	(51)	72
Unrealized (loss)/gain on derivatives, net of tax(6)	(24)	(54)	1
Comprehensive Income in Accordance with U.S. GAAP	1,136	1,102	956

Reconciliation of Income from Continuing Operations

Year ended December 31 (millions of dollars)	2006	2005	2004
Net Income from Continuing Operations in Accordance with Canadian GAAP	1,071	1,230	1,000
U.S. GAAP adjustments
Unrealized gain/(loss) on energy contracts(6)	(6)	(14)	10
Tax impact of unrealized gain/(loss) on energy contracts	3	5	(3)
Equity investment gain/(loss) (7)(8)	1	5	(2)
Tax impact of equity investment gain/(loss)	—	(1)	—
Unrealized gain/(loss) on foreign exchange and interest rate derivatives(6)	1	1	(12)
Tax impact of gain/(loss) on foreign exchange and interest rate derivatives	—	(1)	4
Amortization of deferred gains related to Power LP(3)	—	—	(3)
Deferred gains related to Power LP(3)	—	—	(132)
Income from Continuing Operations in Accordance with U.S. GAAP	1,070	1,225	862

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP(1)

Year ended December 31 (millions of dollars)	2006	2005	2004
Cash Generated from Operations(9)
Net cash provided by operating activities	1,885	1,627	1,617

Investing Activities
Net cash used in investing activities	(1,920)	(1,169)	(1,356)

Financing Activities
Net cash provided by/(used in) financing activities	234	(514)	(340)

Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	7	13	(87)
Increase/(Decrease) in Cash and Short-Term Investments	206	(43)	(166)
Cash and Short-Term Investments
Beginning of year	83	126	292
Cash and Short-Term Investments
End of year	289	83	126

Condensed Balance Sheet in Accordance with U.S. GAAP(1)

December 31 (millions of dollars)	2006	2005
Current assets(10)	1,550	1,058
Long-term investments(4)(7)(8)	2,922	2,168
Plant, property and equipment	17,430	17,348
Regulatory asset(4)(11)	2,199	2,601
Other assets(4)(7)	1,720	2,028
	25,821	25,203

Current liabilities(4)(12)	2,623	2,797
Deferred amounts(4)(6)(8)	986	1,298
Long-term debt(6)	10,913	9,675
Deferred income taxes(4)(11)	2,734	3,102
Preferred securities	536	536
Non-controlling interests	366	394
Shareholders’ equity(4)	7,663	7,401
	25,821	25,203

Statement of Accumulated Other Comprehensive Income in Accordance with U.S. GAAP

(millions of dollars)	Under- funded Postretirement Plan Liability (SFAS No. 158)	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total
Balance at January 1, 2004	—	(40)	(98)	(5)	(143)
Changes in minimum pension liability, net of tax of $(39)(4)	—	—	72	—	72
Unrealized gain on derivatives, net of tax of $(3)(6)	—	—	—	1	1
Foreign currency translation adjustment, net of tax of $(44)	—	(31)	—	—	(31)
Balance at December 31, 2004	—	(71)	(26)	(4)	(101)
Changes in minimum pension liability, net of tax of $27(4)	—	—	(51)	—	(51)
Unrealized loss on derivatives, net of tax of $28(6)	—	—	—	(54)	(54)
Foreign currency translation adjustment, net of tax of $(21)	—	(18)	—	—	(18)
Balance at December 31, 2005	—	(89)	(77)	(58)	(224)
Change in minimum pension liability, net of tax of $(35)(4)	—	—	63	—	63
Reversal of minimum pension liability, due to adoption of SFAS No 158	(14)	—	14	—	—
Change in funding of postretirement plan liability, net of tax of $35(4)	(78)	—	—	—	(78)
Change in equity investment postretirementplan liability, net of tax of $70(4)	(154)	—	—	—	(154)
Unrealized gain on derivatives, net of tax of $11(6)	—	—	—	(24)	(24)
Foreign currency translation adjustment, net of tax of $1	—	(1)	—	—	(1)
Balance at December 31, 2006	(246)	(90)	—	(82)	(418)

(1)   In accordance with U.S. GAAP, the Condensed Statement of Consolidated Income, Statement of Consolidated Cash Flows, Consolidated Balance Sheet and Statement of Other Comprehensive Income of TCPL are prepared using the equity method of accounting for joint ventures.

(2)   Other expenses include an allowance for funds used during construction of $9 million for the year ended December 31, 2006 (2005 - $3 million; 2004 - $3 million).

(3)   The Company recorded its investment in TransCanada Power, L.P. (Power LP) using the proportionate consolidation method for Canadian GAAP purposes and as an equity investment for U.S. GAAP purposes.  During the period from 1997 to April 2004, the Company was obligated to fund the redemption of Power LP units in 2017.  As a result, under Canadian GAAP, TCPL accounted for the issuance of units by Power LP to third parties as a sale of a future net revenue stream and the resulting gains were deferred and amortized to income over the period to 2017.  The redemption obligation was removed in April 2004 and the unamortized gains were recognized as income.  Under U.S. GAAP, any such gains in the period from 1997 to April 2004 are characterized as dilution gains and, because the Company was committed to fund the redemption of the units, the gains are recorded, on an after-tax basis, as equity transactions in shareholders’ equity.

The Company’s accounting policy for dilution gains is to record them as income for both Canadian and U.S. GAAP purposes, however, U.S. GAAP requires such gains to be recorded directly in equity if there is a contemplation of reacquisition of units.  With the removal of the redemption obligation in April 2004, subsequent issuances of units by Power LP are accounted for as dilution gains in income for both Canadian and U.S. GAAP purposes.

(4)   In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” which amended FASB Statements No. 87, 88, 106 and 132(R).  For the Company’s U.S. GAAP financial statements, SFAS No. 158 became effective for as at December 31, 2006.  Retrospective application of SFAS No. 158 is not permitted.

SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status, through comprehensive income, in the year in which the changes occur.  The amounts recognized in the Company’s balance sheet as at December 31, 2006 are as follows.

December 31 (millions of dollars)	2006
Non-current assets	10
Current liabilities	5
Non-current liabilities	220
215

Pre-tax amounts recognized in accumulated other comprehensive income are as follows.

December 31 (millions of dollars)	Pension Benefits 2006	Other Benefits 2006
Net loss	92	14
Prior service cost (credit)	11	(4)
	103	10

The funded status based on the accumulated benefit obligation for all defined benefit pension plans as at December 31, 2006 is as follows.

December 31 (millions of dollars)	2006	2005
Accumulated benefit obligation	1,167	1,123
Fair value of plan assets	1,264	1,096
Funded Status - surplus/(deficit)	97	(27)

Included in the above accumulated benefit obligation and fair value of plan assets as at December 31, 2006 are the following amounts in respect of plans that are not fully funded.

December 31 (millions of dollars)	2006	2005
Accumulated benefit obligation	67	1,105
Fair value of plan assets	65	1,075
Funded Status - (deficit)	(2)	(30)

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $9 million and $1 million, respectively.  The estimated prior service credit for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $1 million.

Incremental Effect of Applying SFAS No. 158 on Individual Line Items in the Balance Sheet

December 31, 2006 (millions of dollars)	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Long-term investments	3,076	(154)	2,922
Regulatory asset	1,961	238	2,199
Other assets	1,945	(225)	1,720
Current liabilities	2,618	5	2,623
Deferred amounts	865	121	986
Deferred income taxes	2,769	(35)	2,734
Accumulated other comprehensive income	(186)	(232)	(418)
Total shareholders’ equity	7,895	(232)	7,663

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 87 “Employers’ Accounting for Pensions”, a net loss recognized as an additional pension liability and not yet recognized as net period pension cost must be recorded as a component of comprehensive income.  As a result of recording an additional pension liability, the amounts recognized in the Company’s balance sheet as at December 31, 2005 are as follows.  The loss for 2006 is included in the amounts in the table above.

December 31 (millions of dollars)	2005
Prepaid benefit cost	6
Regulatory asset	107
Other assets	37
Accounts payable	(70)
Deferred amounts	(17)
Accumulated other comprehensive income	118
Net amount recognized	181

The accumulated benefit obligation for the Company’s defined benefit pension plans was $1,167 million at December 31, 2006 (2005 - $1,123 million).

The rate used to discount pension and other post-retirement benefit plan obligations was based on a yield curve from Moody’s corporate AA bond yields at December 31, 2006 developed by our third party actuary. This yield curve is used to develop spot rates that vary based on the duration of the obligations. The estimated future cash flows for the pension and other post retirement obligations were matched to the corresponding rates on the yield curve to derive a weighted average discount rate.

(5)   Restatement

At December 31, 2006, the Company recorded the transitional impact of implementing SFAS No. 158 to comprehensive income and accumulated other comprehensive income.  The amount should have been recorded directly to accumulated other comprehensive income without impacting comprehensive income.  This restatement increases comprehensive income by $232 million from $904 million to $1,136 million for the year ended December 31, 2006.  This restatement does not impact any other items in 2006 and does not impact any prior years.

(6)   All foreign exchange and interest rate derivatives are recorded in the Company’s consolidated financial statements at fair value under Canadian GAAP.  Under the provisions of SFAS No. 133 “Accounting for Derivatives and Hedging Activities”, all derivatives are recognized as assets and liabilities on the balance sheet and measured at fair value.  For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.  For derivatives designated as cash flow hedges, changes in the fair value of the derivative that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is also recognized in earnings each period.  Substantially all of the amounts recorded in 2006, 2005 and 2004 as differences between U.S. and Canadian GAAP, for income from continuing operations, relate to the differences in accounting treatment with respect to the hedged item and, for comprehensive income, relate to cash flow hedges.

During 2006, under the provisions of SFAS 133, net gains of $6 million (2005 - $8 million; 2004 - $10 million) from the hedges of changes in the fair value of long-term debt, and net losses of $5 million (2005 - $8 million; 2004 - $18 million) in the fair value of the hedged item were included in earnings for U.S. GAAP purposes as an adjustment to interest expense and foreign exchange losses.  No amounts of the derivatives’ gains or losses were excluded from the assessment of hedge effectiveness in fair value hedging relationships.

No significant amounts were included in income in 2006, 2005 and 2004 with respect to ineffectiveness of cash flow hedges.  For amounts included in other comprehensive income at December 31, 2006, nil (2005 - $4 million; 2004 - $(4) million) relates to the hedging of interest rate risk; $(1) million (2005 - $(1) million; 2004 - $3 million) relates to the hedging of foreign exchange rate risk; and $(23) million (2005 - $(57) million; 2004 - $2 million) relates to the hedging of energy price risk.  In 2007, $(66) million is expected to be recorded in earnings.

At December 31, 2006, assets of $160 million (2005 - $175 million) and liabilities of $69 million (2005 - $110 million) were reduced for U.S. GAAP purposes to reflect the fair value of derivatives and the corresponding change in the fair value of hedged items.

(7)   Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved.  After such time, those costs are amortized over the estimated life of the project.  Under U.S. GAAP, such costs are expensed as incurred.  Certain start-up costs incurred by Bruce Power L.P. (Bruce B), an equity investment, were expensed under U.S. GAAP.  Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use.  In Bruce B, under U.S. GAAP, the carrying value of development projects against which interest is capitalized is lower due to the expensing of certain pre-operating costs.

(8)   Financial Interpretation (FIN) 45 requires the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events.  The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003.  For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at December 31, 2006 was $17 million (2005 - $17 million) and relates to the Company’s equity interest in Bruce B and Bruce Power A L.P.  The net income impact with respect to the guarantees for the year ended December 31, 2006 was $1 million (2005 - $1 million; 2004 - nil).

(9)   In accordance with U.S. GAAP, all current taxes are included in cash generated from operations.

(10) Current assets at December 31, 2006 include derivative contracts of $18 million (2005 - $49 million) and hedging deferrals of $131 million (2005 - $93 million).

(11) Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(12) Current liabilities at December 31, 2006 include dividends payable of $162 million (2005 - $154 million), current taxes payable of $71 million (2005 - $251 million), derivative contracts of $133 million (2005 - $95 million) and hedging deferrals of $15 million (2005 - $44 million).

Income Taxes

The income tax effects of differences between the accounting value and the tax value of assets and liabilities are as follows.

December 31 (millions of dollars)	2006	2005
Deferred Tax Liabilities
Difference in accounting and tax bases of plant, equipment and power purchase arrangements	1,478	1,718
Taxes on future revenue requirement	606	874
Investments in subsidiaries and partnerships	683	561
Pension Benefit	25	15
Other	127	143
	2,919	3,311
Deferred Tax Assets
Deferred amounts	71	140
Other Post-employment benefits	16	13
Other	112	70
	199	223
Less: Valuation allowance	14	14
	185	209
Net deferred tax liabilities	2,734	3,102

Other

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004) “Share-Based Payment” which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.  The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition.  In 2002, TCPL adopted accounting for its stock-based compensation plans using the fair value recognition provisions under Canadian GAAP.  Therefore, adopting the provisions under SFAS No 123 (revised 2004) had no impact on the U.S. GAAP financial statements of the Company.

In March 2005, FASB issued a Staff Position (FSP) on a previously issued FIN.  The provisions of FSP FIN 46 (R)-5 “Implicit Variable Interests under revised FIN 46(R), Consolidation of Variable Interest Entities” require that a reporting enterprise consider consolidating implicit variable interests when applying the provisions of FIN 46(R). Adopting these provisions had no impact on the U.S. GAAP financial statements of the Company.

In March 2005, FASB issued FIN 47 “Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB No.143”.  FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  It also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  Adopting the clarification under this interpretation had no impact on the U.S. GAAP financial statements of the Company.

In May 2005, FASB issued SFAS No. 154 “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and SFAS No. 3” which was effective for fiscal years beginning after December 15, 2005.  SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and error correction.  It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle.  Adopting the provisions under SFAS No. 154 as of January 1, 2006 had no impact on the U.S. GAAP financial statements of the Company.

In February 2006, FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS No. 133 and 140” which is effective for fiscal years beginning after September 15, 2006.  SFAS No. 155 permits fair value remeasurement of any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation.  TCPL is in the process of assessing the impact of the application of SFAS 155 on its U.S. GAAP financial statements.

In March 2006, FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140” which is effective for fiscal years beginning after September 15, 2006.  SFAS No. 156 requires recognition of a servicing asset or liability when an entity enters into arrangements to service financial instruments in certain situations.  Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable.  SFAS No. 156 also allows an entity to subsequently measure its servicing assets or servicing liabilities using either an amortization method or a fair value method.  Adopting the provisions under SFAS No. 156 as of January 1, 2007 is not expected to have an impact on the U.S. GAAP financial statements of the Company.

In July 2006, FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” which is effective for fiscal years beginning after December 15, 2006.  This Interpretation provides guidance for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.  Adopting the provisions under FIN 48, as of January 1, 2007 is not expected to have a material impact on the U.S. GAAP financial statements of the Company.

In September 2006, FASB issued SFAS No. 157 “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  TCPL is in the process of assessing the impact of the application of SFAS No. 157 on its U.S. GAAP financial statements.

In September 2006, FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, which is effective for fiscal years ending after December 15, 2006.  This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income.  The plan assets and benefit obligations will be measured as of the balance sheet date.  The impact of adopting SFAS No. 158 is shown in the footnotes to the Statement of Other Comprehensive Income in Accordance with U.S. GAAP.

In September 2006, the SEC staff issued SAB Topic 1N, “Financial Statements - Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB No. 108), which addresses how to quantify the effect of an error on the financial statements. SAB No. 108 is effective for fiscal years ending December 31, 2006.  Adopting these provisions did not have an impact on the U.S. GAAP financial statements of the company.

Summarized Financial Information of Long-Term Investments

The following summarized financial information of long-term investments includes those investments that are accounted for by the equity method under U.S. GAAP (including those that are accounted for by the proportionate consolidation method under Canadian GAAP).

Year ended December 31 (millions of dollars)	2006	2005	2004
Income
Revenues	1,450	1,233	1,249
Plant operating costs and other	(697)	(508)	(594)
Depreciation	(175)	(173)	(173)
Financial charges and other	(100)	(94)	(80)
Proportionate share of income before income taxes of long-term investments	478	458	402

December 31 (millions of dollars)	2006	2005
Balance Sheet
Current assets	446	456
Plant, property and equipment	4,177	3,365
Other assets (net)	198	-
Current liabilities	(445)	(319)
Deferred amounts (net)	(235)	(73)
Non-recourse debt	(1,266)	(1,236)
Deferred income taxes	47	(25)
Proportionate share of net assets of long-term investments	2,922	2,168

The distributed earnings from long-term investments for the year ended December 31, 2006 were $494 million (2005 - $371 million; 2004 - $258 million).  The undistributed earnings from long-term investments for the year ended December 31, 2006 were $836 million (2005 - $820 million; 2004 - $767 million).